

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 25, 2008

<u>Via U.S. Mail and Fax (1-760-929-5280)</u>
Kendra Berger
Chief Financial Officer
NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California, 92008

> **Re: NTN Buzztime, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
>
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 001-11460**

Dear Ms. Berger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director